EXHIBIT 99.1

PRESS RELEASE

Magna Announces Fourth Quarter 2021 Results and Outlook

Fourth Quarter 2021 Highlights

  Sales of $9.1 billion decreased 14%, compared to a 17% decrease in global light vehicle production
  Diluted earnings per share and Adjusted diluted earnings per share of $1.54 and $1.30, respectively, compared to $2.45 and $2.83 last year
  Returned $378 million to shareholders through share repurchases and dividends
  Raised quarterly cash dividend by 5% to $0.45 per share

Full Year 2021 Highlights

  Sales of $36.2 billion increased 11%, compared to global vehicle production which increased 4%
  Diluted earnings per share and Adjusted diluted earnings per share of $5.00 and $5.13, respectively, compared to $2.52 and $3.95 last year
  Returned over $1 billion to shareholders through share repurchases and dividends

AURORA, Ontario, Feb. 11, 2022 (GLOBE NEWSWIRE) -- Magna International Inc. (TSX: MG; NYSE: MGA) today reported financial results for the fourth quarter and year ended December 31, 2021.

	THREE MONTHS ENDED DECEMBER 31,		YEAR ENDED DECEMBER 31,
	2021	2020	2021	2020
Reported

Sales	$9,110	$10,568	$36,242	$32,647

Income from operations before income taxes	$576	$973	$1,948	$1,006

Net income attributable to Magna International Inc.	$464	$738	$1,514	$757

Diluted earnings per share	$1.54	$2.45	$5.00	$2.52

Non-GAAP Financial Measures(1)

Adjusted EBIT	$508	$1,095	$2,064	$1,676

Adjusted diluted earnings per share	$1.30	$2.83	$5.13	$3.95

All results are reported in millions of U.S. dollars, except per share figures, which are in U.S. dollars.

(1) Adjusted EBIT and Adjusted diluted earnings per share are Non-GAAP financial measures that have no standardized meaning under U.S. GAAP, and as a result may not be comparable to the calculation of similar measures by other companies. A reconciliation of these Non-GAAP financial measures is included in the back of this press release.

“Although 2021 presented its share of challenges, we delivered above-market sales growth and generated solid free cash flow, as we worked closely with our customers and suppliers to minimize the impacts on vehicle production.

Despite significant input cost headwinds, we expect improved operating results in 2022 as the industry recovers and production schedules normalize. In addition, we remain confident in our ability to capitalize on the opportunities in front of us, especially in the areas of electrification, autonomy and new mobility.”

- Swamy Kotagiri, Magna’s Chief Executive Officer

THREE MONTHS ENDED DECEMBER 31, 2021

Sales and Adjusted EBIT came in ahead of our expectations in the fourth quarter of 2021, as vehicle production was better than forecasted. We also benefitted from lower than anticipated net warranty and engineering costs.

We posted sales of $9.1 billion in the fourth quarter of 2021, a decrease of 14% from the fourth quarter of 2020. By contrast, global light vehicle production decreased 17% in the fourth quarter, reflecting decreases of 20% in North America, 28% in Europe, and 10% in China. The lower light vehicle production was driven by the semiconductor chip shortages the industry has faced throughout 2021.

Adjusted EBIT decreased to $508 million in the fourth quarter of 2021 compared to $1.1 billion in the fourth quarter of 2020. This decrease mainly reflects lower margins earned on reduced sales, labour and other operational inefficiencies at our facilities as a result of unpredictable customer production schedules due to semiconductor chip shortages, higher production costs, including commodity, freight and energy costs, and lower net favourable commercial items. These factors were partially offset by lower profit sharing and incentive compensation costs and decreased net warranty costs.

Income from operations before income taxes was $576 million in the fourth quarter of 2021 compared to $973 million in the fourth quarter of 2020. Included in income from operations before income taxes in the fourth quarter of 2021 was Other income, net of $90 million, comprised of merger agreement termination fee income and net gains on the revaluation of certain public and private equity investments, partially offset by restructuring and impairment costs. In comparison, Other expense, net was $100 million in the fourth quarter of 2020, comprised of restructuring and impairment costs and a loss on the sale of an equity-accounted investment, partially offset by net gains on the revaluation of certain private equity investments. Excluding Other (income) expense, net from both periods, income from operations before income taxes decreased $587 million in the fourth quarter of 2021 compared to the fourth quarter of 2020.

Net income attributable to Magna International Inc. was $464 million in the fourth quarter of 2021 compared to $738 million in the fourth quarter of 2020. Included in net income attributable to Magna International Inc. in the fourth quarter of 2021 was Other income, net of $60 million after tax and Adjustments to Deferred Tax Valuation Allowances of $13 million (see "Non-GAAP Financial Measures" section included in this Press Release), compared to Other expense, net of $113 million in the fourth quarter of 2020. Excluding Other (income) expense, net and Adjustments to Deferred Tax Valuation Allowances from both periods, net income attributable to Magna International Inc. decreased $460 million in the fourth quarter of 2021 compared to the fourth quarter of 2020.

Diluted earnings per share decreased to $1.54 in the fourth quarter of 2021 compared to $2.45 in the comparable period. Adjusted diluted earnings per share decreased to $1.30 compared to $2.83 in the fourth quarter of 2020.

In the fourth quarter of 2021, we generated $1.4 billion in cash from operating activities after changes in operating assets and liabilities. Investment activities in the fourth quarter of 2021 included $549 million in fixed asset additions, $105 million for investments, other assets and intangible assets, $94 million in acquisitions and business combinations, and $45 million in public and private equity investments.

YEAR ENDED DECEMBER 31, 2021

We posted sales of $36.2 billion for the year ended December 31, 2021, an increase of 11% from the year ended December 31, 2020, compared to global light vehicle production which increased 4%. Light vehicle production in 2021 was negatively impacted primarily by semiconductor chip shortages, while 2020 was negatively impacted primarily by the COVID-19 pandemic and related restrictions that resulted in the temporary suspension of production at substantially all OEM and supplier production facilities in the first half of 2020. In 2021, light vehicle production increased 1% in North America and declined 3% in Europe, our two largest markets, and increased 5% in China.

Adjusted EBIT increased to $2.1 billion in 2021 compared to $1.7 billion in 2020. The increase was primarily due to margins earned on higher sales, cost savings as a result of restructuring actions, lower net application engineering costs related to three upcoming ADAS program launches and decreased net warranty costs. These factors were partially offset by labour and other operational inefficiencies at our facilities as a result of unpredictable customer production schedules due to semiconductor chip shortages, higher production costs, including commodity, freight and energy costs, and higher launch costs.

During 2021, income from operations before income taxes was $1.9 billion and net income attributable to Magna International Inc. was $1.5 billion, up $942 million and $757 million, respectively, each compared to 2020.

Diluted earnings per share increased to $5.00 in 2021 compared to $2.52 in 2020. Our adjusted diluted earnings per share increased 30% to $5.13 in 2021 compared to $3.95 in 2020.

During 2021, we generated cash from operations of $2.9 billion including changes in operating assets and liabilities. Investment activities in 2021 included $1.4 billion in fixed asset additions, $403 million in investments, other assets and intangible assets, $530 million in acquisitions and business combinations, and $68 million in public and private equity investments.

RETURN OF CAPITAL TO SHAREHOLDERS

During the three months and year ended December 31, 2021, we repurchased 3.1 million shares for $251 million and 6.0 million shares for $517 million, respectively. In addition, we paid dividends of $127 million and $514 million for the three months and year ended December 31, 2021, respectively.

Our Board of Directors declared a fourth quarter dividend of $0.45 per Common Share. This represents a 5% increase in the dividend. The dividend is payable on March 11, 2022 to shareholders of record as of the close of business on February 25, 2022.

2022 AND 2024 OUTLOOK

Our current year Outlook is provided annually and updated quarterly; our 2024 Outlook is provided below, but not updated quarterly.

2022 and 2024 Outlook Assumptions

	2022	2024
Light Vehicle Production (millions of units)
North America	15.2	17.5
Europe	18.5	21.2
China	24.2	29.0

Average Foreign exchange rates:
1 Canadian dollar equals	US$0.800	US$0.800
1 euro equals	US$1.130	US$1.130

2022 and 2024 Outlook

	2022	2024
Segment Sales
Body Exteriors & Structures	$16.2 - $16.8 billion	$19.6 - $20.6 billion
Power & Vision	$11.9 - $12.3 billion	$14.3 - $14.9 billion
Seating Systems	$5.4 - $5.7 billion	$6.2 - $6.6 billion
Complete Vehicles	$5.8 - $6.1 billion	$5.0 - $5.5 billion
Total Sales	$38.8 - $40.4 billion	$44.6 - $47.1 billion

Adjusted EBIT Margin(1)	6.0% - 6.4%	8.1% - 8.6%

Equity Income (included in EBIT)	$70 - $100 million	$170 - $215 million

Interest Expense, net	Approximately $80 million

Income Tax Rate(2)	Approximately 21%

Net Income attributable to Magna(3)	$1.7 - $1.9 billion

Capital Spending	Approximately $1.8 billion

Notes:
(1) Adjusted EBIT Margin is the ratio of Adjusted EBIT to Total Sales
(2) The Income Tax Rate has been calculated using Adjusted EBIT and is based on current tax legislation
(3) Net Income attributable to Magna represents Net Income excluding Other expense (income), net and Adjustments to Deferred Tax Valuation Allowances

Our Outlook is intended to provide information about management's current expectations and plans and may not be appropriate for other purposes. Although considered reasonable by Magna as of the date of this document, the 2022 and 2024 Outlook above and the underlying assumptions may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations as set forth herein. The risks identified in the “Forward-Looking Statements” section below represent the primary factors which we believe could cause actual results to differ materially from our expectations.

Key Drivers of Our Business

Our operating results are primarily dependent on the levels of North American, European and Chinese car and light truck production by our customers. While we supply systems and components to every major original equipment manufacturer ["OEM"], we do not supply systems and components for every vehicle, nor is the value of our content consistent from one vehicle to the next. As a result, customer and program mix relative to market trends, as well as the value of our content on specific vehicle production programs, are also important drivers of our results.

Ordinarily OEM production volumes are aligned with vehicle sales levels and thus affected by changes in such levels. Aside from vehicle sales levels, production volumes are typically impacted by a range of factors, including: general economic and political conditions; labour disruptions; free trade arrangements; tariffs; relative currency values; commodities prices; supply chains and infrastructure; availability and relative cost of skilled labour; regulatory considerations, including those related to environmental emissions and safety standards; and other factors. Additionally, COVID-19 can impact vehicle production volumes, including through: mandatory stay-at-home orders which restrict production; elevated employee absenteeism; and supply chain disruptions, such as the semiconductor chip shortage currently impacting global vehicle production volumes.

Overall vehicle sales levels are significantly affected by changes in consumer confidence levels, which may in turn be impacted by consumer perceptions and general trends related to the job, housing and stock markets, as well as other macroeconomic and political factors. Other factors which typically impact vehicle sales levels and thus production volumes include: interest rates and/or availability of credit; fuel and energy prices; relative currency values; regulatory restrictions on use of vehicles in certain megacities; and other factors. Additionally, COVID-19 can impact vehicle sales, including through: mandatory stay-at-home orders which restrict operations of car dealerships, as well as through a deterioration in consumer confidence.

Segment Analysis
[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

Body Exteriors & Structures
	For the three months
	ended December 31,
	2021	2020	Change

Sales	$3,620	$4,393	$(773)	- 18%

Adjusted EBIT	$168	$543	$(375)	- 69%

Adjusted EBIT as a percentage of sales (i)	4.6%	12.4%	-	- 7.8%

(i)  Adjusted EBIT as a percentage of sales is calculated as Adjusted EBIT divided by Sales.

Sales for Body Exteriors & Structures decreased 18% or $773 million to $3.62 billion in the fourth quarter of 2021 compared to $4.39 billion in 2020. The decrease in sales was primarily due to lower global light vehicle production, including the negative impact of production disruptions due to semiconductor chip shortages. In addition, sales decreased due to the sale of three operations in Germany during the third quarter of 2021, the end of production of certain programs and net customer price concessions. These factors were partially offset by the launch of new programs during or subsequent to the fourth quarter of 2020, including the Jeep Wagoneer and Grand Wagoneer, Ford Bronco Sport, Ford Maverick and Jeep Grand Cherokee L.

Adjusted EBIT decreased $375 million to $168 million in the fourth quarter of 2021 compared to $543 million in the fourth quarter of 2020 and Adjusted EBIT as a percentage of sales decreased to 4.6% in the fourth quarter of 2021 compared to 12.4% in the fourth quarter of 2020. The decreases mainly reflect lower margins earned on reduced sales, lower net favourable commercial items, labour and other operational inefficiencies at our facilities as a result of unpredictable customer production schedules due to semiconductor chip shortages, higher production costs, including commodity and energy costs, an increase in net warranty costs and higher launch costs.

Power & Vision
	For the three months
	ended December 31,
	2021	2020	Change

Sales	$2,804	$3,179	$(375)	- 12%

Adjusted EBIT	$171	$359	$(188)	- 52%

Adjusted EBIT as a percentage of sales	6.1%	11.3%		- 5.2%

Sales for Power & Vision decreased 12% or $375 million to $2.80 billion in the fourth quarter of 2021 compared to $3.18 billion in 2020. The decrease in sales was primarily due to lower global light vehicle production, including the negative impact of production disruptions due to semiconductor chip shortages, and net customer price concessions. These factors were partially offset by sales from business combinations during 2021 and the launch of new programs during or subsequent to the fourth quarter of 2020, including the Ford F-Series pick-up trucks, Dongfeng T5 EVO, Ford Bronco and Jeep Wagoneer and Grand Wagoneer.

Adjusted EBIT decreased $188 million to $171 million in the fourth quarter of 2021 compared to $359 million in the fourth quarter of 2020 and Adjusted EBIT as a percentage of sales decreased to 6.1% in the fourth quarter of 2021 compared to 11.3% in the fourth quarter of 2020. The decreases mainly reflect lower margins earned on reduced sales, labour and other operational inefficiencies at our facilities as a result of unpredictable customer production schedules due to semiconductor chip shortages, higher production costs, including commodity, freight and energy costs, business combinations during 2021 and lower equity income. These were partially offset by a decrease in net warranty costs and lower net application engineering costs related to three upcoming ADAS program launches.

Seating Systems
	For the three months
	ended December 31,
	2021	2020	Change

Sales	$1,299	$1,390	$(91)	- 7%

Adjusted EBIT	$49	$85	$(36)	- 42%

Adjusted EBIT as a percentage of sales	3.8%	6.1%		- 2.3%

Sales for Seating Systems decreased 7% or $91 million to $1.30 billion in the fourth quarter of 2021 compared to $1.39 billion in 2020. The decrease in sales was primarily due to lower global light vehicle production, including the negative impact of production disruptions due to semiconductor chip shortages, and net customer price concessions. These factors were partially offset by sales from the acquisition of Hongli during 2021 and the launch of new programs during or subsequent to the fourth quarter of 2020, including the Jeep Grand Cherokee L, Skoda Enyaq and Enyaq Coupe and Geely Xingyue L.

Adjusted EBIT decreased $36 million to $49 million in the fourth quarter of 2021 compared to $85 million in the fourth quarter of 2020 and Adjusted EBIT as a percentage of sales decreased to 3.8% in the fourth quarter of 2021 compared to 6.1% in the fourth quarter of 2020. The decreases mainly reflect lower margins earned on reduced sales, labour and other operational inefficiencies at our facilities as a result of unpredictable customer production schedules due to semiconductor chip shortages, and higher production costs, including energy costs. These were partially offset by the acquisition of Hongli during 2021 and lower restructuring costs.

Complete Vehicles
	For the three months
	ended December 31,
	2021	2020	Change

Complete Vehicle Assembly Volumes (thousands of units)	32.7	34.5		- 5%

Sales	$1,511	$1,759	$(248)	- 14%

Adjusted EBIT	$98	$110	$(12)	- 11%

Adjusted EBIT as a percentage of sales	6.5%	6.3%		+ 0.2%

Sales for Complete Vehicles decreased 14% or $248 million to $1.51 billion in the fourth quarter of 2021 compared to $1.76 billion in the fourth quarter of 2020 and assembly volumes decreased 5% or 1,800 units. This sales decrease was primarily due to lower assembly volumes, in particular the Jaguar I-Pace, including the negative impact of production disruptions due to semiconductor chip shortages, and a $61 million decrease in reported U.S. dollar sales as a result of the weakening of the euro against the U.S. dollar.

Adjusted EBIT decreased $12 million to $98 million in the fourth quarter of 2021 primarily due to lower earnings on reduced engineering and assembly sales, including labour inefficiencies due to semiconductor chip shortages, and higher production costs, including energy costs. These were partially offset by higher government research and development incentives.

Adjusted EBIT as a percentage of sales improved to 6.5% in the fourth quarter of 2021 compared to 6.3% in the fourth quarter of 2020 primarily due to higher government research and development incentives and favourable program mix. These were partially offset by lower earnings on reduced engineering and assembly sales, including labour inefficiencies due to semiconductor chip shortages, and higher production costs, including energy costs.

MAGNA INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF INCOME
[Unaudited]
[U.S. dollars in millions, except per share figures]
	Three months ended		Year ended
	December 31,		December 31,
	2021	2020	2021	2020
Sales	$9,110	$10,568	$36,242	$32,647

Costs and expenses
Cost of goods sold	7,822	8,753	31,097	28,207
Depreciation and amortization	389	362	1,512	1,366
Selling, general and administrative	414	448	1,717	1,587
Interest expense, net	22	22	78	86
Equity income	(23)	(90)	(148)	(189)
Other (income) expense, net [i]	(90)	100	38	584
Income from operations before income taxes	576	973	1,948	1,006
Income taxes	98	223	395	329
Net income	478	750	1,553	677
(Income) loss attributable to non-controlling interests	(14)	(12)	(39)	80
Net income attributable to Magna International Inc.	$464	$738	$1,514	$757

Earnings per Common Share:
Basic	$1.55	$2.46	$5.04	$2.52
Diluted	$1.54	$2.45	$5.00	$2.52

Cash dividends paid per Common Share	$0.43	$0.40	$1.72	$1.60

Weighted average number of Common Shares outstanding during the period [in millions]:
Basic	299.7	299.6	300.6	299.7
Diluted	301.5	300.9	302.8	300.4

[i]  See "Other (income) expense, net" information included in this Press Release.

MAGNA INTERNATIONAL INC.
CONSOLIDATED BALANCE SHEETS
[Unaudited]
[U.S. dollars in millions]

	As at	As at
	December 31,	December 31,
	2021	2020

ASSETS
Current assets
Cash and cash equivalents	$2,948	$3,268
Accounts receivable	6,307	6,394
Inventories	3,969	3,444
Prepaid expenses and other	278	260
	13,502	13,366

Investments	1,593	947
Fixed assets, net	8,293	8,475
Operating lease right-of-use assets	1,700	1,906
Intangible assets, net	493	481
Goodwill	2,122	2,095
Deferred tax assets	421	372
Other assets	962	963
	$29,086	$28,605

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	$6,465	$6,266
Other accrued liabilities	2,156	2,254
Accrued salaries and wages	851	815
Income taxes payable	200	38
Long‑term debt due within one year	455	129
Current portion of operating lease liabilities	274	241
	10,401	9,743

Long‑term debt	3,538	3,973
Operating lease liabilities	1,406	1,656
Long-term employee benefit liabilities	700	729
Other long‑term liabilities	376	332
Deferred tax liabilities	440	452
	16,861	16,885

Shareholders' equity
Capital stock
Common Shares
[issued: 297,871,776; December 31, 2020 – 300,527,416]	3,403	3,271
Contributed surplus	102	128
Retained earnings	9,231	8,704
Accumulated other comprehensive loss	(900)	(733)
	11,836	11,370

Non-controlling interests	389	350
	12,225	11,720
	$29,086	$28,605

MAGNA INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
[Unaudited]
[U.S. dollars in millions]

	Three months ended		Year ended
	December 31,		December 31,
	2021	2020	2021	2020

Cash provided from (used for):

OPERATING ACTIVITIES
Net income	$478	$750	$1,553	$677
Items not involving current cash flows	371	548	1,576	1,976
	849	1,298	3,129	2,653
Changes in operating assets and liabilities	502	961	(189)	625
Cash provided from operating activities	1,351	2,259	2,940	3,278

INVESTING ACTIVITIES
Fixed asset additions	(549)	(560)	(1,372)	(1,145)
Increase in equity method investments	(63)	—	(517)	—
Increase in investments, other assets and intangible assets	(105)	(98)	(403)	(331)
Increase in public and private equity investments	(45)	(18)	(68)	(132)
Proceeds from dispositions	32	69	81	117
Business combinations	(31)	98	(13)	91
Funding provided on sale of business	—	—	(41)	—
Settlement of long-term receivable from non-consolidated JV	—	—	50	—
Cash used for investing activities	(761)	(509)	(2,283)	(1,400)

FINANCING ACTIVITIES
Issues of debt	21	(2)	55	854
Decrease in short-term borrowings	—	(13)	(101)	(31)
Repayments of debt	(16)	(12)	(121)	(140)
Issue of Common Shares on exercise of stock options	10	64	146	81
Tax withholdings on vesting of equity awards	(1)	(3)	(13)	(13)
Repurchase of Common Shares	(251)	—	(517)	(203)
Contributions to subsidiaries by non-controlling interests	8	18	8	18
Dividends paid to non-controlling interests	(39)	(12)	(49)	(18)
Dividends paid	(127)	(115)	(514)	(467)
Cash (used for) provided from financing activities	(395)	(75)	(1,106)	81

Effect of exchange rate changes on cash, cash equivalents and
restricted cash equivalents	5	81	23	23

Net increase (decrease) in cash, cash equivalents and restricted cash equivalents during the period	200	1,756	(426)	1,982
Cash, cash equivalents and restricted cash equivalents, beginning of period	2,748	1,618	3,374	1,392
Cash, cash equivalents and restricted cash equivalents, end of period	$2,948	$3,374	$2,948	$3,374

MAGNA INTERNATIONAL INC.
SUPPLEMENTAL DATA
[Unaudited]
[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

OTHER (INCOME) EXPENSE, NET
		Three months ended		Year ended
		December 31,		December 31,
		2021	2020	2021	2020

Restructuring and impairments	[a]	$18	$101	$101	$269
Net (gains) losses on investments	[b]	(8)	(11)	2	(32)
Merger agreement termination fee	[c]	(100)	—	(100)	—
Gain on business combinations	[d]	—	—	(40)	—
Loss on sale of business	[e]	—	—	75	—
Impairment of equity-accounted investments	[f]	—	10	—	347
		$(90)	$100	$38	$584

[a]	Restructuring and impairments

For the three months ended December 31, 2021, the company recorded restructuring and impairment charges of $14 million [$14 million after tax] for its Seating Systems segment and $4 million [$3 million after tax] for its Power & Vision segment. During 2021, the company recorded restructuring and impairment charges of $16 million [$14 million after tax] for its Body Exteriors & Structures segment, $18 million [$17 million after tax] for its Seating Systems segment and $67 million [$52 million after tax], for its Power & Vision segment.

For the three months ended December 31, 2020, the Company recorded restructuring and impairment charges of $86 million [$86 million after tax] for its Body Exteriors & Structures segment, and $15 million [$15 million after tax] for its Seating Systems segment. During 2020, the Company recorded restructuring and impairment charges of $123 million [$118 million after tax] for its Body Exteriors & Structures segment, $115 million [$90 million after tax] for its Power & Vision segment and $31 million [$29 million after tax] for its Seating Systems segment.

[b]	Net (gains) losses on investments

During the fourth quarter of 2021, the Company recorded net unrealized losses of $6 million [$8 million after tax] on the revaluation of certain public and private equity investments. For the three and twelve months ended December 31, 2021, the Company also recorded unrealized gains of $14 million and $4 million [$10 million and $3 million after tax] respectively, related to the revaluation of certain public company warrants.

For the three and twelve months ended December 31, 2020, the Company recorded realized and unrealized gains of $11 million [$7 million after tax] and $32 million [$27 million after tax], respectively on the revaluation of its private equity investments.

[c]	Merger agreement termination fee

In the fourth quarter of 2021, Veoneer, Inc. (“Veoneer”) terminated its merger agreement with Magna. In connection with the termination of the merger agreement, Veoneer paid the Company a termination fee which, net of the Company’s associated transaction costs, amounted to $100 million [ $75 million after tax].

[d]	Gain on business combinations

During 2021, the Company acquired a 65% equity interest and a controlling financial interest in Chongqing Hongli Zhixin Scientific Technology Development Group LLC. The acquisition included an additional 15% equity interest in two entities that were previously equity accounted for by the Company. On the change in basis of accounting, the Company recognized a $22 million gain [$22 million after tax].

The Company also recorded a gain of $18 million [$18 million after tax] in connection with the distribution of substantially all of the assets of the Company's European joint venture, Getrag Ford Transmission GmbH.

[e]	Loss on sale of business

During 2021, the Company sold three Body Exteriors & Structures operations in Germany. Under the terms of the arrangement, the Company provided the buyer with $41 million of funding, resulting in a loss on disposal of $75 million [$75 million after tax].

[f]	Impairment of equity-accounted investments

For the three and twelve months ended December 31, 2020, the Company recorded impairment charges of $10 million [$10 million after tax] related to Dongfeng Getrag Transmission Co. Ltd. For the twelve months ended December 31, 2020, the Company also recorded impairment charges of $347 million [$219 million after tax], related to Getrag (Jiangxi) Transmission Co., Ltd. Both equity-accounted investments were included in the Power & Vision segment.

SEGMENTED INFORMATION

Magna is a global automotive supplier which has complete vehicle engineering and contract manufacturing expertise, as well as product capabilities which include body, chassis, exterior, seating, powertrain, active driver assistance, electronics, mirrors & lighting, mechatronics and roof systems. Magna also has electronic and software capabilities across many of these areas.

The Company is organized under four operating segments: Body Exteriors & Structures, Power & Vision, Seating Systems and Complete Vehicles. These segments have been determined on the basis of technological opportunities, product similarities, and market and operating factors, and are also the Company's reportable segments.

The Company's chief operating decision maker uses Adjusted Earnings before Interest and Income Taxes ["Adjusted EBIT"] as the measure of segment profit or loss, since management believes Adjusted EBIT is the most appropriate measure of operational profitability or loss for its reporting segments. Adjusted EBIT is calculated by taking Net income and adding back Income taxes, Interest expense, net, and Other expense (income), net.

The following tables show segment information for the Company's reporting segments: See Non-GAAP Financial Measures section for a reconciliation of Adjusted EBIT to the Company’s consolidated Net Income.

	Three months ended December 31, 2021
				Depreciation	Equity	Fixed
	Total	External	Adjusted	and	loss	asset
	sales	sales	EBIT [ii]	amortization	(income)	additions
Body Exteriors & Structures	$3,620	$3,558	$168	$189	$5	$311
Power & Vision	2,804	2,757	171	145	(18)	181
Seating Systems	1,299	1,294	49	23	(2)	34
Complete Vehicles	1,511	1,500	98	27	(7)	20
Corporate & Other [i]	(124)	1	22	5	(1)	3
Total Reportable Segments	$9,110	$9,110	$508	$389	$(23)	$549

	Three months ended December 31, 2020
				Depreciation		Fixed
	Total	External	Adjusted	and	Equity	asset
	sales	sales	EBIT [ii]	amortization	income	additions
Body Exteriors & Structures	$4,393	$4,314	$543	$190	$(1)	$296
Power & Vision	3,179	3,126	359	124	(80)	198
Seating Systems	1,390	1,383	85	20	(5)	38
Complete Vehicles	1,759	1,743	110	23	(3)	15
Corporate & Other [i]	(153)	2	(2)	5	(1)	13
Total Reportable Segments	$10,568	$10,568	$1,095	$362	$(90)	$560

	Year ended December 31, 2021
				Depreciation	Equity	Fixed
	Total	External	Adjusted	and	loss	asset
	sales	sales	EBIT [ii]	amortization	(income)	additions
Body Exteriors & Structures	$14,477	$14,196	$820	$743	$13	$711
Power & Vision	11,342	11,129	738	554	(134)	522
Seating Systems	4,891	4,851	152	92	(9)	73
Complete Vehicles	6,106	6,057	287	103	(10)	54
Corporate & Other [i]	(574)	9	67	20	(8)	12
Total Reportable Segments	$36,242	$36,242	$2,064	$1,512	$(148)	$1,372

	Year ended December 31, 2020
				Depreciation		Fixed
	Total	External	Adjusted	and	Equity	asset
	sales	sales	EBIT [ii]	amortization	income	additions
Body Exteriors & Structures	$13,550	$13,292	$817	$727	$—	$581
Power & Vision	9,722	9,553	495	464	(179)	440
Seating Systems	4,455	4,433	107	73	(6)	70
Complete Vehicles	5,415	5,363	274	84	(3)	34
Corporate & Other [i]	(495)	6	(17)	18	(1)	20
Total Reportable Segments	$32,647	$32,647	$1,676	$1,366	$(189)	$1,145

[i] Included in Corporate and Other Adjusted EBIT are intercompany fees charged to the automotive segments.
[ii] For a definition and reconciliation of Adjusted EBIT, refer to our Non-GAAP financial measures reconciliation included in the “Supplemental Data” section of this Press Release.

MAGNA INTERNATIONAL INC.
SUPPLEMENTAL DATA
[Unaudited]
[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

NON-GAAP FINANCIAL MEASURES

In addition to the financial results reported in accordance with U.S. GAAP, this press release contains references to the Non-GAAP financial measures reconciled below. We believe the Non-GAAP financial measures used in this press release are useful to both management and investors in their analysis of the Company’s financial position and results of operations, and to improve comparability between fiscal periods. In particular, management believes that Adjusted EBIT and Adjusted diluted earnings per share, are useful measures in assessing the Company’s financial performance by excluding certain items that are not indicative of the Company's core operating performance. The presentation of Non-GAAP financial measures should not be considered in isolation, or as a substitute for the Company’s related financial results prepared in accordance with U.S. GAAP.

The following table reconciles Net income to Adjusted EBIT:

	Three months ended		Year ended
	December 31,		December 31,
	2021	2020	2021	2020

Net income	$478	$750	$1,553	$677
Add:
Interest expense, net	22	22	78	86
Other (income) expense, net	(90)	100	38	584
Income taxes	98	223	395	329
Adjusted EBIT	$508	$1,095	$2,064	$1,676

The following table reconciles Net income attributable to Magna International Inc. to Adjusted diluted earnings per share:

	Three months ended		Year ended
	December 31,		December 31,
	2021	2020	2021	2020

Net income attributable to Magna International Inc.	$464	$738	$1,514	$757
Add:
Other (income) expense, net	(90)	100	38	584
Tax effect on Other (income) expense, net	30	13	14	(80)
Adjustments to Deferred Tax Valuation Allowances [i]	(13)	—	(13)	—
Loss attributable to non-controlling interests related to Other (income) expense, net	—	—	—	(75)
Adjusted net income attributable to Magna International Inc.	$391	$851	$1,553	$1,186
Diluted weighted average number of Common Shares outstanding during the period (millions):	301.5	300.9	302.8	300.4
Adjusted diluted earnings per share	$1.30	$2.83	$5.13	$3.95

[i] In the fourth quarter of 2021 the Company recorded adjustments to the valuation allowance against its deferred tax assets in certain European and North America countries. The net effect of these adjustments was a reduction in income tax expense of $13 million [‘‘Adjustments to Deferred Tax Valuation Allowances’’].

Certain of the forward-looking financial measures above are provided on a Non-GAAP basis. We do not provide a reconciliation of such forward-looking measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP. To do so would be potentially misleading and not practical given the difficulty of projecting items that are not reflective of on-going operations in any future period. The magnitude of these items, however, may be significant.

This press release together with our Management’s Discussion and Analysis of Results of Operations and Financial Position and our Interim Financial Statements are available in the Investor Relations section of our website at www.magna.com/company/investors and filed electronically through the System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com as well as on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR), which can be accessed at www.sec.gov.

We will hold a conference call for interested analysts and shareholders to discuss our fourth quarter and year ended December 31, 2021 results on Friday, February 11, 2022 at 8:00 a.m. ET. The conference call will be chaired by Swamy Kotagiri, Chief Executive Officer. The number to use for this call from North America is [1-800-909-4145]. International callers should use [1-416-981-9023]. Please call in at least 10 minutes prior to the call start time. We will also webcast the conference call at www.magna.com. The slide presentation accompanying the conference call as well as our financial review summary will be available on our website Friday prior to the call.

TAGS
[Quarterly earnings, financial results, vehicle production]

INVESTOR CONTACT
Louis Tonelli, Vice-President, Investor Relations
louis.tonelli@magna.com │ 905.726.7035

MEDIA CONTACT
Tracy Fuerst, Vice-President, Corporate Communications & PR
tracy.fuerst@magna.com │ 248.631.5396

WEBCAST CONTACT
Nancy Hansford, Executive Assistant, Investor Relations
nancy.hansford@magna.com │ 905.726.7108

OUR BUSINESS (1)
Magna is more than one of the world's largest suppliers in the automotive space. We are a mobility technology company with a global, entrepreneurial-minded team of over 158,000 employees and an organizational structure designed to innovate like a startup. With 60+ years of expertise, and a systems approach to design, engineering and manufacturing that touches nearly every aspect of the vehicle, we are positioned to support advancing mobility in a transforming industry. Our global network includes 343 manufacturing operations and 91 product development, engineering and sales centres spanning 28 countries. Our common shares trade on the Toronto Stock Exchange (MG) and the New York Stock Exchange (MGA).

(1) Manufacturing operations, product development, engineering and sales centres and employee figures include certain operations accounted for under the equity method.

FORWARD-LOOKING STATEMENTS
Certain statements in this press release constitute "forward-looking information" or "forward-looking statements" (collectively, "forward-looking statements"). Any such forward-looking statements are intended to provide information about management's current expectations and plans and may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, strategic objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "aim", "forecast", "outlook", "project", "estimate", "target" and similar expressions suggesting future outcomes or events to identify forward-looking statements. The following table identifies the material forward-looking statements contained in this document, together with the material potential risks that we currently believe could cause actual results to differ materially from such forward-looking statements. Readers should also consider all of the risk factors which follow below the table:

Material Forward-Looking Statement	Material Potential Risks Related to Applicable Forward-Looking Statement
Light Vehicle Production	Light vehicle sales levels Supply disruptions, including as a result of the current semiconductor chip shortage Production allocation decisions by OEMs
Total Sales Segment Sales
  Economic impact of COVID-19 on consumer confidence
  Supply disruptions, including as a result of: a semiconductor chip shortage currently being experienced in the industry; and COVID-19 related lockdowns of large port hubs in China
  Elevated level of inflation
  Global energy shortages
  Concentration of sales with six customers
  Shifts in market shares among vehicles or vehicle segments
  Shifts in consumer “take rates” for products we sell

Adjusted EBIT Margin Net Income Attributable to Magna
  Same risks as for Total Sales and Segment Sales above
  Operational underperformance
  Higher costs incurred to mitigate the risk of supply disruptions, including: materials price increases; higher-priced substitute supplies; premium freight costs to expedite shipments; production inefficiencies due to production lines being stopped/restarted unexpectedly based on customers’ production schedules; other unrecoverable costs; and price increases from sub-suppliers that have been negatively impacted by production inefficiencies
  Price concessions
  Commodity cost volatility
  Higher labour costs
  Tax risks

Equity Income	Same risks as Adjusted EBIT Margin and Net Income Attributable to Magna Risks related to conducting business through joint ventures

Forward-looking statements are based on information currently available to us and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. While we believe we have a reasonable basis for making any such forward-looking statements, they are not a guarantee of future performance or outcomes. In addition to the factors in the table above, whether actual results and developments conform to our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation:

Risks Related to the Automotive Industry
  economic cyclicality;
  regional production volume declines, including as a result of the COVID-19 pandemic, and the semiconductor shortage;
  intense competition;
  potential restrictions on free trade;
  trade disputes/tariffs;
Customer and Supplier Related Risks
  concentration of sales with six customers;
  emergence of potentially disruptive Electric Vehicle (EV) OEMs, including risks related to limited revenues/operating history of new OEM entrants;
  OEM consolidation and cooperation;
  shifts in market shares among vehicles or vehicle segments;
  shifts in consumer "take rates" for products we sell;
  quarterly sales fluctuations;
  potential loss of any material purchase orders;
  a deterioration in the financial condition of our supply base, including as a result of the COVID-19 pandemic;
Manufacturing Operational Risks
  product and new facility launch risks;
  operational underperformance;
  restructuring costs;
  impairment charges;
  labour disruptions;
  COVID-19 shutdowns;
  supply disruptions, including with respect to semiconductor chips;
  climate change risks;
  attraction/retention of skilled labour;
  leadership succession;
IT Security/Cybersecurity Risk
  IT/Cybersecurity breach;
  Product Cybersecurity breach;
Pricing Risks
  pricing risks following time of quote;
  price concessions;
  commodity cost volatility;
  declines in scrap steel/aluminum prices;
Warranty / Recall Risks
  costs related to repair or replacement of defective products, including due to a recall;
  warranty or recall costs that exceed warranty provision or insurance coverage limits;
  product liability claims;
Acquisition Risks
  competition for strategic acquisition targets;
  inherent merger and acquisition risks;
  acquisition integration risks;
Other Business Risks
  risks related to conducting business through joint ventures;
  our ability to consistently develop and commercialize innovative products or processes;
  our changing business risk profile as a result of increased investment in electrification and autonomous driving, including: higher R&D and engineering costs, and challenges in quoting for profitable returns on products for which we may not have significant quoting experience;
  risks of conducting business in foreign markets;
  fluctuations in relative currency values;
  tax risks;
  reduced financial flexibility as a result of an economic shock;
  changes in credit ratings assigned to us;
Legal, Regulatory and Other Risks
  antitrust risk;
  legal claims and/or regulatory actions against us; and
  changes in laws and regulations, including those related to vehicle emissions or made as a result of the COVID-19 pandemic.

In evaluating forward-looking statements or forward-looking information, we caution readers not to place undue reliance on any forward-looking statement. Additionally, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements, including the risks, assumptions and uncertainties above which are:

  discussed under the “Industry Trends and Risks” heading of our Management’s Discussion and Analysis; and
  set out in our Annual Information Form filed with securities commissions in Canada, our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings.

Readers should also consider discussion of our risk mitigation activities with respect to certain risk factors, which can be also found in our Annual Information Form.